Exhibit 99.1

our group

contents	Our vision is to develop genuine leadership in formulation science. We have, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms – in materials technology, molecular science and bioscience.

We create products that provide superior performance – the vital ingredients for our customers.

02	statement by the chairman and the chief executive

05	chief financial officer’s review

08	business review

12	leadership team

13	summary corporate governance report

14	summary remuneration report

16	summary financial statement

20	shareholder information

financial highlights

Throughout this Annual Review, unless otherwise indicated:

•	References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses.

•	“Trading profit” is defined as operating profit before exceptional items and goodwill amortisation.

•	Profit before tax and earnings per share figures are quoted before exceptional items and goodwill amortisation.

•	Earnings per £1 Ordinary Share are quoted on an undiluted basis.

•	International Businesses comprise the Group’s National Starch, Quest, Performance Specialties and Paints businesses.

Back to Contents

sales by market sector
food 24%
personal & home care 16%
diverse industrial products 16%
paper & packaging 20%
electronics 11%
construction 13%

Sales £1,866m
Trading profit £199m
Net operating assets £1,317m
Employees 9,670

NATIONAL STARCH

National Starch has an immense product
range. It markets to sectors as diverse as food,
healthcare, personal care and construction.
Four divisions are grouped around adhesives,
specialty starches, specialty synthetic polymers
and electronic and engineering materials.
Headquarters in the USA, with manufacturing
and customer service centres in 37 countries.

sales by market sector food 60% personal & home care 40% Sales £691m Trading profit £45m Net operating assets £437m Employees 4,590	QUEST

Quest creates and markets flavours, food
ingredients and fragrances for the fast moving
consumer goods industries – including foods,
snacks, beverages, personal care, fine
fragrance and home hygiene products.
Headquarters in the Netherlands and the UK,
with operations in 36 countries.

sales by market sector diverse industrial products 65% personal & home care 28% food, agriculture, paper & packaging 7% Sales £669m Trading profit £8m Net operating assets £431m Employees 2,950	PERFORMANCE SPECIALTIES

Performance Specialties concentrates on
products which deliver specific effects that
influence how customers’ products feel or
perform. The business helps to make everyday
products – from shampoos and refrigerators,
to cars and babies’ diapers – work better.
Headquarters in the Netherlands, with
manufacturing in 12 countries.

sales by market sector decorative & architectural 91% paper & packaging 9% Sales £2,163m Trading profit £203m Net operating assets £835m Employees 15,610	ICI PAINTS

ICI Paints has some of the world’s top paint
and decorative product brands. It aims to
inspire consumers to transform their
surroundings with performance products and
colour, and it makes products to prepare and
care for all building materials, as well as can
and packaging coatings. Headquarters in the UK,
with manufacturing in 26 countries.

Back to Contents

statement by the chairman and the chief executive

At the beginning of 2003, when we looked ahead we believed it would be another challenging year for business. Certainly markets in quarter one were difficult, and in ICI we also faced particular business issues. Now, at the beginning of 2004, we believe we have made progress on a number of fronts. We also are cautiously optimistic of an upturn in the business climate but wary of predicting its timing.

2003 PERFORMANCE
2003 has been challenging indeed, and while we experienced success in some areas, the results for the year overall were less than satisfactory. We are determined to change that. Trading conditions in 2003 were generally tough, and we take no comfort from knowing that peer companies were also finding it difficult to make much progress.

Although demand for our products grew in China and other large Asian markets, it was generally weak elsewhere in the world. Sales and profits during quarter one were particularly affected by a combination of sharp increases in raw material and energy costs, which especially hit National Starch, and lower sales by Quest’s European food business, mainly as a result of business lost following the customer service problem in 2002. It became plain that quarter one profits would fall well below expectations, prompting the ICI Board to issue a trading statement in March 2003. National Starch raised prices, which has since helped partially to offset the sharp cost increases. In Quest we have seen no obvious sign of a further significant erosion of business in its European foods unit during 2003, although equally, no obvious improvement in sales.

However, in quarter one it was also clear that far-reaching changes were needed. Beginning within the senior management team, the Board appointed a new Chief Executive in April and also named Charles Knott, formerly National Starch’s Chief Operating Officer, to lead Quest. David Hamill joined the Board from Royal Philips Electronics in December as the new Chairman and Chief Executive of ICI Paints. Fulfilling the succession plan the Company had announced in June, Lord Trotman retired as ICI Chairman on 31 December 2003.

We also decided on a course of action to improve ICI’s performance, starting with measures to reduce costs and rebuild margins in order to deliver long term income growth. These included a worldwide restructuring programme aimed to achieve more than £100 million of benefit to the profit and loss account in 2005. This included planned productivity upgrades in ICI Paints, which we brought forward, and a series of operating efficiency improvements in the specialty chemicals businesses.

Thanks to the determined efforts of our people and the tentative economic upturn in the USA in the third and fourth quarters, performance improved after the first quarter. Nevertheless, only the Paints business achieved profit growth for the full year, and Group profit before tax, exceptional items and goodwill amortisation for the year, at £341 million, was 15% below last year, underlining the need for change.

2	ICI ANNUAL REVIEW 2003

Back to Contents

The price of restructuring has been high for both employees and shareholders. And we cannot ignore the possibility that other tough decisions may yet be necessary. But significant uncertainties that faced the Group 12 months ago have been resolved, or at least quantified. The triennial review of the ICI UK Pension Fund – by far the Group’s largest – was completed. We also completed a refinancing agreement with Ineos Chlor and completed the sale of ICI’s remaining interests in Huntsman International Holdings. ICI’s debt, which stood at £2.9 billion at the end of 2001, has been reduced to £1.3 billion following the rights issue and the Synetix and Huntsman International divestments, and as a consequence of strong cash generation. It is time to look forward.

RENEWED PERFORMANCE
With our third quarter results, we offered shareholders an updated strategy for profitable growth and set out new financial targets. Our objective is to become the genuine leader in formulation science. We aim to achieve this by combining our outstanding knowledge of customer needs with our leading edge technology platforms to develop products that provide improved performance for customers and consumers. We have, and will continue to build, a portfolio of businesses which are leaders in their respective industries. We do not believe, at this time, that shareholders’ best interests would be served by a major divestment. This doesn’t mean never, and we will continue to consider small bolt-off divestments. But it does mean that shareholder value needs to be delivered in the near-term by achieving substantial performance improvement throughout today’s ICI. We must continue to strive for ever-increasing levels of effectiveness, not rely on favourable market conditions to drive profit growth.

We will concentrate on growth regions and markets in order to maximise shareholder value creation. Our review of the Group’s businesses and the opportunities available to them showed we must strengthen our capabilities in crucial areas, improve the allocation of our resources to ensure we invest in markets with the greatest potential for profitable growth, and drive cost and capital effectiveness harder than ever.

It is essential to be competitive on cost, but not enough. Of course we must be efficient in managing procurement, manufacturing and distribution. But we must also improve our marketing, pricing and customer relationship skills in order to maximise shareholder value.

Continuous innovation is essential to create commercially successful products. Our customers will buy elsewhere unless we command their loyalty with innovative, superior or unique formulations that create competitive advantage for their goods.

ICI ANNUAL REVIEW 2003	3

Back to Contents

Our specific financial targets for the next four years, announced with our strategic plan, are:

• to achieve average comparable sales growth at or better than real growth in gross domestic product;

• to improve trading margins before exceptional items and goodwill amortisation steadily by an average of 0.5% each year; and

• to improve after tax returns on capital employed by an average of 1% each year.

Successful delivery of these targets should lead to average annual earnings per share growth before exceptional items and goodwill amortisation of more than 10%.

TALENTED, COMMITTED PEOPLE
Inspired product renewal and refreshment is the key to our future growth, and it will require all our research and development, manufacturing expertise, consumer insight and process understanding to achieve our objectives. Innovations result from relentless effort by everyone, every day, from the laboratory to the production line to the support staff. There is great talent within ICI and our challenge is to make sure that ICI is a place where people feel proud to work and a business which is totally committed to success, never rationalising failure, but always striving to perform.

Some might think our task is a daunting one but we know first hand the quality, dedication and stamina of ICI’s staff and do not doubt their commitment to deliver success. Behind the disappointing numbers, there were significant successes during 2003, such as growth in Asia, a number of successful product launches in Paints, growing sales for National’s nutritional modified starches, and key wins in fine fragrances, among others. The teams that faced tough times with determination and resolve deserve congratulations as much as those who achieved sales growth in Asia.

We remain committed to the highest standard of corporate governance, financial control and reporting. Our responsibilities as Chairman and Chief Executive of ICI are principally to the owners, employees and customers who have put their trust in us. We thank them for their support and hope to report substantial progress next year.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

4	ICI ANNUAL REVIEW 2003

Back to Contents

Tim Scott Chief Financial Officer

summary financial statement

chief financial officer’s review

The Group’s overall profit performance for 2003 was unsatisfactory, although results improved as the year progressed.

In a generally challenging economic environment, sales on a comparable basis* for the International Businesses were 2% ahead of last year, with growth in Asia, North America and Latin America more than offsetting lower sales in Europe. However, comparable trading profit for the International Businesses was 10% below last year. Paints delivered 10% trading profit growth but National Starch, Quest and Performance Specialties were all below last year. Profits for the Regional and Industrial business were also lower, significantly impacted by higher pension costs.

Group profit before tax was £341m, 15% below 2002, and earnings per share at 18.5p were 22% lower, both measured before exceptional items and goodwill amortisation. Net profit after exceptional items and goodwill amortisation was £20m, including £201m of exceptional charges related to the Group’s 2003 restructuring programme.

Despite the poor profit performance, cash flow was strong and net debt at the year-end reduced by £341m, to £1,326m. Interest cover also improved to 4.7 times for the year, from 4.3 for 2002 and 3.5 for 2001.

FINANCIAL PERFORMANCE

The Group’s sales, profit before tax, exceptional items and goodwill amortisation and net profit for 2003 compared with 2002 are summarised below.

			Actual	Comparable*
			increase/	increase/
	2003	2002	(decrease)	(decrease)
	£m	£m	%	%

Sales

International Businesses

National Starch	1,866	1,841	1	4

Quest	691	716	(3)	(3)

Performance Specialties**	669	804	(17)	(2)

Paints	2,163	2,182	(1)	2

	5,389	5,543	(3)	2

Regional and Industrial	481	615	(22)

Inter-class eliminations	(21)	(33)	36

Total	5,849	6,125	(5)

Trading profit

International Businesses

National Starch	199	224	(11)	(10)

Quest	45	82	(45)	(36)

Performance Specialties**	8	49	(84)	(71)

Paints	203	188	8	10

	455	543	(16)	(10)

Regional and Industrial	(25)	(10)	(150)

Group trading profit	430	533	(19)

Income from associates	3	(10)	130

Group net interest charge	(92)	(123)	25

Group profit before tax†	341	400	(15)

Net profit

Before exceptional items and
goodwill amortisation	219	264	(17)

After exceptional items and
goodwill amortisation	20	179	(89)

*	References to comparable performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported for the International Businesses.

**	Performance Specialties trading results for 2002 include the results of the Synetix and Security Systems businesses which were sold in the second half of that year. The 2003 results comprise only those of the Uniqema business.

†	Before exceptional items and goodwill amortisation.

ICI ANNUAL REVIEW 2003	5

Back to Contents

Return on average net assets
Trading profit before exceptional items and goodwill amortisation as % of average net operating assets excluding goodwill

Profit before tax
Profit before tax, exceptional items and goodwill amortisation for the year was £341m, £59m below 2002. Lower trading profits for the International Businesses, and an increased trading loss for Regional and Industrial were partly offset by lower interest costs and the absence of losses from associates that are no longer part of the Group. Profit before tax, but after exceptional items and goodwill amortisation was £85m compared with £317m for 2002.

Divestments in Performance Specialties accounted for £21m of the trading profit shortfall for the International Businesses. Regional and Industrial was impacted by a £26m increase in the charge for UK pension costs compared with 2002, resulting from the triennial valuation of the ICI UK Pension Fund. The adverse currency translation effect on the Group’s reported profit before tax, exceptional items and goodwill amortisation in 2003 compared with 2002 was £9m.

The Group’s net interest charge for the year was £92m compared with £123m in 2002, benefiting from lower average net debt levels and lower interest rates.

Taxation
Taxation on profit before exceptional items and goodwill amortisation was £99m, £16m lower than last year, reflecting the reduction in trading profits. The effective tax rate for the Group remained at 29%.

Exceptional items
Exceptional items charged against trading profit for the year were £200m, mainly relating to restructuring programmes to improve cost effectiveness across the International Businesses and the Corporate Centre. The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support.

Exceptional items included after trading profit comprised a £32m profit from the sale or closure of businesses, a £5m profit on the disposal of fixed assets and £57m written off investments. The pre-tax profit from the sale or closure of operations included a £50m profit on the completion of the sale of the Group’s interests in Huntsman International Holdings LLC, a profit on the sale of the Group’s explosives business in India and a number of provision releases in relation to prior year divestments. These were partially offset by a £19m loss on the divestment of National Starch’s Permabond business, a charge of £30m in relation to a refinancing package for Ineos Chlor, and some increased provisions in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses. The £57m written off investments related to a provision to write-down the value of ICI Ordinary Shares which the Group is committed to buy under forward contracts to hedge employee share options.

Net profit and earnings per share
Net profit before exceptional items and goodwill amortisation was £219m (2002 £264m). Basic earnings per share before exceptional items and goodwill amortisation for the year were 18.5p, compared with 23.7p for 2002. Net profit after exceptional items and goodwill amortisation was £20m, compared with £179m in 2002. Basic earnings per share after exceptional items and goodwill amortisation were 1.7p compared with 16.1p for 2002.

Capital effectiveness and returns
Improved utilisation of both fixed and working capital remained a focus during 2003. Capital expenditure was significantly reduced across the Group, and average working capital as a percentage of sales for the International Businesses reduced by 0.5% on a comparable basis. Nevertheless, the lower trading profits for the International Businesses resulted in the return on average net assets (RONA) for the International Businesses falling by 2% to 18%. ICI adopted a new performance measure at the end of 2003, return on capital employed (ROCE), with targets for improvement. In future, the Group intends to measure both ROCE and RONA.

6	ICI ANNUAL REVIEW 2003

Back to Contents

Dividend and dividend policy
The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.5p, to bring the total dividend for 2003 to 6.25p (2002 7.5p).

Group cash flow – management format
The following analysis of Group cash flow, which relates to the table on the right, distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within “reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions which, in some cases, will continue for a number of years), and the top-up payments to the ICI UK Pension Fund.

Operating cash flow – management format
Earnings before interest, tax, depreciation and goodwill amortisation for the year, at £621m, were £108m below 2002, as a result of the lower trading profit for the Group. Despite good fourth quarter sales growth, the working capital outflow for the year was limited to £16m (2002 £13m inflow). Capital expenditure, at £154m was £65m lower than 2002, and together with other cash items of £36m (2002 £89m), including exceptional outflows against restructuring provisions, resulted in the Group delivering an operating cash inflow after capital expenditure of £415m, only £19m below 2002.

Net interest and tax payments (excluding tax on divestments) for 2003 amounted to £112m, £79m lower than 2002, mainly as a result of lower average net debt across the year. Tax payments were broadly in line with 2002. Dividend payments, at £100m, were £27m lower than last year, and acquisition expenditure was £10m, £7m below 2002.

Overall for 2003, the Group generated a significantly improved net operating cash inflow of £193m, which was £94m better than for 2002.

Reshaping and legacy cash flows
Reshaping and legacy cash flows benefited from the completion of the divestment of ICI’s interests in Huntsman International Holdings LLC, with gross proceeds of £173m received. Overall, 2003 divestment proceeds of £231m were £227m below 2002, which had included proceeds from the sale of the Synetix business. Tax payments resulting from divestments were £7m, similar to last year, while payments against divestment provisions were £22m lower than for 2002, at £111m. The top-up payment to the ICI UK Pension Fund for the year was maintained at £30m, and a further £10m was advanced under the existing loan facility to Ineos Chlor.

Following the triennial actuarial review of the ICI UK Pension Fund in 2003, the annual top-up payment to the Fund will increase to £62m for nine years from 2004, subject to future actuarial reviews.

Overall, the 2003 cash inflow due to reshaping and legacy items was £73m, £177m less than for 2002.

Movement in net debt
Net debt at the end of 2003 was £1,326m, a £341m reduction from the £1,667m at the start of the year. The movement in net debt benefited from a favourable non-cash exchange rate translation impact of £75m.

The summary financial statement continues on page 16.

Statement of Group cash flow –management format

	2003	2002
	£m	£m
Operating cash flow –
management format

Trading profit	430	533

Depreciation	191	196

Earnings before interest, tax,
depreciation and amortisation
(“EBITDA”)	621	729

Movement in working capital	(16)	13

Capital expenditure	(154)	(219)

Other items including exceptional outflows against restructuring provisions
	(36)	(89)

Operating cash inflow after
capital expenditure	415	434

Interest and tax, excluding tax
on divestments	(112)	(191)

Dividends paid	(100)	(127)

Acquisitions	(10)	(17)

Net operating cash inflow	193	99

Reshaping and legacy
cash flows

Divestment proceeds from sale
of assets and businesses	231	458

Tax paid on divestments	(7)	(8)

Payments against divestment
provisions	(111)	(133)

Special top-up pension payment	(30)	(30)

Loans to associates and
other investments	(10)	(37)

Net cash inflow due to reshaping
and legacy items	73	250

Movement in net debt

Net debt at beginning of year	(1,667)	(2,917)

Net operating cash inflow	193	99

Net cash inflow due to reshaping and legacy items
	73	250

Cash inflow before financing	266	349

Net proceeds from
Rights Issue	–	807

Non-cash movements in net
debt mainly arising on foreign
currency translations	75	94

Total movement in net debt
in year	341	1,250

Net debt at end of year	(1,326)	(1,667)

Notes reconciling this presentation to the UK GAAP cash flow statement are included in the Group’s Annual Report and Accounts 2003.

ICI ANNUAL REVIEW 2003	7

Back to Contents

ICI Paints’ success in China has been a four-year journey, during which the business has tripled volumes, and doubled market share. The turnaround began with market research to confirm that there was indeed an opportunity to become a major force in China’s paint market, and continued with investment in people, products, brands and distribution. Project Dragon has built the infrastructure, systems and processes to support expansion in a market averaging 7% to 8% growth annually and where consumer habits are changing fast. Moving on from more affluent coastal cities and premium products, ICI Paints is targeting the interior cities with products and marketing adapted for local conditions to build a market position of lasting strength.

competing hard for profitable markets

ICI’s strategy is to concentrate on growth regions and markets, in addition to implementing its restructuring and efficiency measures. The key markets include architectural coatings, home and personal care, food, electronics and packaging markets and, geographically, Asia.

Since the late 1990s, countries in the Asia-Pacific region, with their huge and youthful populations, have provided a focus for investment and represent a rising proportion of ICI sales. China is forecast by some commentators to replace the USA as the world’s largest economy within 10 years; India to rank in the top 10 before 2015. Both countries are already home to substantial ICI operations, and our businesses are growing across the region. Progress has been strong in China – where National Starch, Quest Food and Paints achieved double-digit sales increases – in India and across Southeast Asia, especially in Thailand and Vietnam. We also are seeing signs of an upturn in Japan.

National Starch is expanding its presence in China with the construction of a state of the art starch manufacturing plant and technical centre near Shanghai. The new plant, opening in mid-2004, will produce starches modified from maize, waxy maize, tapioca, potato and other starch bases for China’s food industry and for export. The technical centre will house labs and a pilot plant for food and industrial starches to support customer needs. A second phase will add a technical centre for National’s adhesives business in China.

Interpreting the messages from the global economy, our efforts are focused on ensuring that ICI resources are directed to opportunities with the greatest likelihood of delivering profitable growth. Our strategic business units will be segmented, depending on our likelihood of delivering profitable growth in each, and investment in technological and market capabilities heavily skewed towards “growth” categories, although we still expect profitable growth from business units outside these categories.

Across the board, we are also focused on reducing costs, managing cash flow and deriving best value from marketing and research investments. Two examples of this are in ICI Paints Europe and Uniqema.

ICI Paints Europe has begun implementing a programme to restructure its supply chain, reduce manufacturing costs and improve processing times and reliability plant by plant. As well as improving customer service and standardising product quality, the Paint Plant of the Future involves site-specific improvements, organisation changes and investment in upgrading operators’ skills. The prize for the business is operating costs significantly below 2002 levels, enabling us to maintain investment in brand and product innovation.

Uniqema tackled a series of successful projects to contain costs and enhance efficiency during 2003. The largest of these was to standardise finance, supply and procurement systems in a single pan-European IT system, replacing more than 80 computer systems. This action, together with a number of manufacturing initiatives, is aimed at ensuring Uniqema is ready for strong recovery when market conditions improve.

Increased operational effectiveness is the key to making best use of ICI’s technological and marketing capabilities. Achieving our looked-for step changes in cost and capital efficiency through better plant utilisation and product mix will be matched by best practices in procurement, IT, human resources, technology, manufacturing and finance.

8	ICI ANNUAL REVIEW 2003

Back to Contents

focus on innovation

Faster, fresher, safer, lighter, cooler, sweeter, smaller… is the customer mantra and ICI’s brief, whatever the application or function.

As a specialty products company, innovation is essential to sustain ICI’s long-term growth. Only by solving our customers’ challenges and helping them to fulfil their marketing goals and satisfy consumer aspirations do we succeed. Restarting growth demands that we get closer to our customers and understand better what it is they need to achieve their own sales and volume targets.

ICI’s customers typically are industry experts whose job it is to develop and improve their companies’ products and the processes involved in manufacturing them in everything from cars to personal care, and food to painting and decorating. Customers require us to improve on the state of the art because competitive advantage is a moving target – for their companies and for ICI. We help them succeed by developing products and processes that are new and more cost-effective to produce. With today’s procurement experts focused on driving down costs (a trend ICI actively pursues in its own supply chain), margins must be protected by demonstrating added value in the products we sell.

The annual ICI award scheme for excellence in science and technology recognises innovation around the business and its contribution to our Group. The seven 2002 award finalists are already on the way to delivering new business and significant savings each year. Among them, ‘Diamond Glaze’, quick-drying alkyd paints that deliver the high-gloss finish prized by professional decorators and allow contractors to apply two coats on one day, and Uniqema’s ‘Solaveil Clarus’, super fine particles that allow formulation chemists to create transparent sunscreens that have been successful even in Japan’s exacting skincare market.

COMBINING HEALTH WITH CONVENIENCE
The global processed food industry, representing about 16% of ICI’s sales in 2003, is hungry for innovative ingredients. Nutrition is currently a hot topic. With nutritionists calling for more fibre in the diet and consumers switching to high-protein, low carbohydrate diets, National Starch fulfils both groups’ needs with ‘Hi-Maize’ resistant starches. Sixty percent fibre, these have significantly lower impact on blood sugar levels than flour while delivering the taste and texture qualities of conventional carbohydrates in many foods. National Starch’s ‘Novation’ organic food starches enable manufacturers to create appealing organic, ready-prepared and snack foods to take advantage of rising customer demand in North America and Europe for healthy foods.

ICI’s industrial customers are varied but their priorities are consistent. Their requirement is for improved solutions to simplify or accelerate the manufacturing process or to make products lighter, safer or more effective. The electronics industry is recovering from the recession of 2001 with a flurry of new and improved products, from camera-equipped mobile phones to faster processors for personal computers and games consoles. ICI’s adhesives, encapsulants and coatings are essential to product performance, cost and reliability.

ICI is intent on identifying growth markets and delivering what customers want, quickly and efficiently.

Quest’s ‘Freezeframe’ technology creates true-to-life impressions of the “first burst” freshness of fruits and spices. The potent “sparkle” and zesty smell of just-grated lemon or ginger can now be captured in their ultimate intensity. Some fruits – particularly juicy, watery ones – oxidise when cut, generating mouldy or sour, off-smelling notes when sampled.

‘Freezeframe’ is just one of the technologies within Quest’s Biocaptive Programme, which sets out to capture the finest, rarest, freshest, fullest, most fascinating fragrance ingredients. ‘Freezeframe’ uses novel technology to control the release of scent molecules from juicy specimens, the first to harness a truer, richer and absolutely fresh representation of a fruit or spice by freezing it in an instantaneous moment of vibrancy.

ICI ANNUAL REVIEW 2003	9

Back to Contents

The ‘Amaze’ XT styling polymer, a natural xanthan gum-based product, promises to be the star ingredient when the next generation of hair gels and other styling products starts reaching the market in 2004/2005. The industry expects consumers to experience a revelation. Using technology developed by National Starch for its foods business, ‘Amaze’ XT is a hair-care breakthrough: it holds styles 40% longer, resists high humidity much better, and reduces manufacturing process time by 80% compared with standard synthetic ingredients. According to product testers it also combs more easily, feels better, virtually eliminates flaking and washes away easily.

Hair gels are the second largest, and the fastest growing, styling product category in the USA and Europe. Since the 1990s, National Starch has been the industry leader in starch fixatives for hair sprays, the largest styling category. ‘Amaze’ XT promises to play an important role in new formulations as ingredients and technology evolve.

marketing innovation

ICI’s goal is to combine close knowledge of customers’ needs with leading edge technology platforms to develop products that provide improved performance for customers and consumers.

The ability to predict what consumers might want next, and to get it right, is a key value creating skill for all ICI businesses. ICI Paints’ ‘EasyCan’ design won a 2003 Good Housekeeping Innovative Product award. ‘Magic White’ is another ICI product that helps decorators get good results. On application the paint is pink, so it’s obvious if patches have been missed, but it dries bright white. Launched first in the UK, ‘Magic White’ has since rolled out into Europe, the USA, Canada and Brazil. Understanding which innovations consumers will really value strengthens brand reputations and protects ICI Paints’ retail relationships.

CUSTOMERS RATE QUEST’S CREATIVITY
Quest’s proprietary tools like ‘MIRIAD’ and ‘GALILEO’ distil consumer scent and taste preferences and inform the creation of best-selling flavours and fragrances, including fine fragrances such as Still Jennifer Lopez, the successful follow up to Glow. The fragrance world’s next trend, according to beauty editors, is perfumed oils, and ICI is leading commercialisation of the trend, Quest having developed the debut fragrance for New York fashion designer Narcisco Rodriguez in both oil and eau de toilette forms.

For Quest’s European Flavours and Food Ingredients business at Naarden, the main goal of 2003 was to rebuild customer relationships, sales and profits after a systems setback in its European supply chain operations in 2002. Although there is still much more work to be done, progress was made with customer relationships: new product briefs are back to early 2002 levels, supply schedules are being met and the organisation has been streamlined. A new $25 million Research & Development laboratory has opened in Naarden, and elsewhere Quest Food enjoyed considerable success with an innovation centre for chefs near Chicago and expanded production facilities in China. Ensuring all aspects of Quest’s service match its creative reputation is essential to realising its performance potential.

FUELLING PERFORMANCE
Fuel economy lubricants have grown to represent some 20% of the automotive lubricant market. As better-lubricated engines, axles and transmissions move more freely, the vehicle consumes less petrol or diesel, thus minimising emissions and saving costs. Just a small amount of Uniqema’s ashless friction modifier ‘Perfad’ added to many types of automotive lubricants improves fuel economy significantly on cold engines and short trips, and can reduce wear by up to 50%. Much more resistant to oxidation than other product additives, ‘Perfad’ is easily incorporated into standard base stocks and does not damage catalytic converter systems that treat exhaust gases.

MAPPING THE GROUP’S TECHNOLOGY
Looking beyond this year’s product successes, a key task in 2003 was to evaluate ICI’s science and technology investments and align them with the businesses’ growth plans to establish the most promising platforms for future technology development. It is this targeted strategic product development, rooted in deep understanding of consumer trends and how industrial processes might be improved, that sustains ICI’s customer relationships to mutual advantage.

10	ICI ANNUAL REVIEW 2003

Back to Contents

successful and responsible

ICI believes its business activities should create opportunities to improve the quality of life, respect the environment, and provide positive benefits to neighbouring communities, as well as being profitable. Our policy is to conduct business responsibly, with integrity and with respect for the interests of all those affected by our operations.

Achieving success in 2003 against the “triple bottom line” of sustainability – financial, social and environmental – was difficult. In light of the disappointing profit performance, ICI announced a restructuring plan to achieve more than £100 million of benefit to the profit and loss account in 2005. This means more than 2,100 people will leave the Group. Change on such a scale can be painful and unsettling. So we have focused on essentials, particularly keeping people motivated and informed to minimise uncertainty, and providing opportunities for people to take on extra responsibilities and learn new skills. We are progressing plans to make ICI an attractive and diverse employer, for example, by introducing an internal pan-European job vacancies listing and broadening access to the Group’s graduate recruitment programme.

As well as being good internal practice, investing in training and development forms part of the sustainability agenda for our businesses. In Brazil, for example, our paint business Tintas Coral provides professional training for decorators, helping people to join the job market. In Indonesia, where Quest has enjoyed strong growth, it reinvests by funding education and health care for disadvantaged rural children.

In 2003, for the first time, we collected data on our total community contribution: initial results show that the Company and our 35,000 employees contributed, in volunteer time and money, the equivalent of one working day per employee worldwide. Sponsored community programmes include ICI Paints’ new relationship in the USA with Habitat for Humanity, a charity that builds homes for low income families. ICI donated over 20,000 gallons of paint in 2003, primarily from discontinued lines, helping make the new homes attractive while saving on storage and costs of paint disposal.

SAFETY, HEALTH AND THE ENVIRONMENT (SHE)
Midway through our current five-year SHE programme, Challenge 2005 is on plan to meet the majority of our objectives. Although we have not seen the improvement we wanted in reducing injuries, in absolute terms our safety performance is among the industry leaders. We have made good progress with environmental objectives, with notable improvements on energy efficiency and water conservation. Full details at www.ici.com.

Finding renewable resources, safer or better production processes and reducing or eliminating waste are important aspects of R&D as ICI scientists pursue our ambitions for environmental stewardship. ICI Argentina, which processes the residues from pressed grapes, developed a technique of transforming smelly but non-hazardous effluent into an irrigation fluid that now sustains a eucalyptus tree plantation. Quest used non-invasive biocaptive technology in the Eden Project in Cornwall, UK, to help a top cosmetics house incorporate rare floral scents in a perfume launched globally in 2003.

Achieving economic viability with environmental stewardship and social responsibility is a balancing act. Our ability to meet the aspirations of all stakeholders, especially shareholders, customers, employees and communities, is an important measure of success for ICI.

Uniqema received the UK Queen’s Award for Enterprise in the sustainable development category for its development of synthetic lubricants that have contributed significantly to improving refrigerators’ energy efficiency and reducing noise-in-use and greenhouse gas emissions. More than 400 million fridge motor compressors have been filled with ‘EMKARATE RL’ lubricants, designed for use with non-ozone depleting refrigerants. The efficiency improvement in electricity use by these refrigerators is estimated to have reduced CO2 emissions by 23 million tonnes globally.

This is the 70th Queen’s Award received by ICI businesses since the programme began in 1969.

ICI ANNUAL REVIEW 2003	11

Back to Contents

leadership team

1 PETER B ELLWOOD, CBE
Chairman.
Appointed Deputy Chairman on 27 June 2003, he became Chairman on 1 January 2004. He was formerly Group Chief Executive of Lloyds TSB Group plc. He is Chairman of the UK Royal Parks Advisory Board and Chairman of The Work Foundation of Great Britain. Aged 60.

2 JOHN D G McADAM
Chief Executive.
Appointed a Director in 1999 and Chief Executive on 9 April 2003. He was previously Chairman and Chief Executive of ICI Paints. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever, where he held a number of senior positions. He is also a Non-Executive Director of Severn Trent Plc and a member of the University of Surrey Business Advisory Board. Aged 55.

3 TIMOTHY A SCOTT
Chief Financial Officer.
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals businesses and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and as Vice President, Strategy and Performance. Aged 41.

4 RT. HON. LORD BUTLER OF BROCKWELL, KG,GCB, CVO
Senior Independent Director.
Appointed a Non-Executive Director in 1998. He is the Senior Independent Director of ICI. He is Master of University College, Oxford, a Non-Executive Director of HSBC Holdings plc and is a member of the Advisory Panel to the UK Management Group of Marsh & McLennan. He has been appointed to chair the Review of Intelligence on Weapons of Mass Destruction. He was formerly Secretary of the Cabinet and Head of the Home Civil Service. Aged 66.

5 JOSEPH T GORMAN
Non-Executive Director.
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation.

He is a past Chairman and current member of the US-Japan Business Council and has served on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organisations. Aged 66.

6 ADRI BAAN
Non-Executive Director.
Appointed a Non-Executive Director in 2001. He is a Director of Hesse-Noord Natie, Port of Antwerp; Wolters Kluwer N.V.; ASM International N.V.; Koninklijke Volker Wessels Stevin N.V.; International Power plc; the Trust Office of KAS BANK N.V.; OCE N.V.; and AFM (the Authority for Financial Markets in the Netherlands). Until his retirement in March 2001, he was Executive Vice-President of Royal Philips Electronics and Member of the Management Board. Aged 61.

7 RICHARD N HAYTHORNTHWAITE
Non-Executive Director.
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration Committee. He is Group Chief Executive of Invensys plc and a Director of the National Museum of Science and Industry, the British-American Arts Association Limited and The British Council Board. He previously held senior positions with BP plc, Premier Oil plc, Blue Circle Industries plc and Lafarge S.A. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company Limited. Aged 47.

8 WILLIAM H POWELL
Director.
Appointed a Director in 2000. He is Chairman and Chief Executive Officer of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and the Environment). He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever, where he held a number of senior positions. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of the Board of Overseers of the New Jersey Institute of Technology and a member of the Board of Trustees of the State Theater of New Jersey. Aged 58.

9 DAVID C M HAMILL
Director.
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints. He joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. Aged 46.

10 CHARLES F KNOTT
Appointed a member of the Executive Management Team on 28 March 2003. He is Chairman and Chief Executive of Quest International. He joined National Starch and Chemical Company in 1984 where he has held a number of senior positions in the UK, Germany, the Netherlands, Asia Pacific and the US. Prior to his appointment with Quest International he was President and Chief Operating Officer of National Starch and Chemical Company. Aged 49.

11 LEONARD J BERLIK
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Performance Specialties. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Performance Specialties) in 2000, served as Executive Vice President of the Adhesives Division. Aged 56.

12 MICHAEL H C HERLIHY
Appointed a member of the Executive Management Team in 1996. He was appointed General Counsel in 1996, Executive Vice President Mergers and Acquisitions in 2000 and Company Secretary on 1 November 2003. He joined the Company in 1979. Aged 50.

13 ROLF DEUSINGER
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has nearly 20 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo covering the Americas, Europe and Central Asia. Aged 46.

12	ICI ANNUAL REVIEW 2003

Back to Contents

summary corporate governance report

Corporate governance
The Group is committed to high standards of corporate governance. Throughout 2003, and to the date of this Annual Review, the Company has been in compliance with the applicable provisions of the Combined Code on Corporate Governance adopted in 1998. In addition the Company is implementing procedures to ensure that it will comply with the revised Combined Code issued by the Financial Reporting Council in July 2003.

The Board
Currently the Board comprises the Chairman, Mr P B Ellwood, the Chief Executive, Dr J D G McAdam, three Executive Directors and four independent Non-Executive Directors (NEDs) including the Senior Independent Director, Lord Butler. (An additional independent NED, Baroness Noakes, will be joining the Board with effect from 1 March 2004.) Biographical details of the Directors are set out on page 12.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The Non-Executive Directors however, have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors, to scrutinise performance, assess risk and the integrity of financial information and controls, and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment.

The principal Board Committees are the Nomination Committee, the Remuneration Committee and the Audit Committee, which report to the Board. The Remuneration and Audit Committee meet at least quarterly and the Nomination Committee as and when required. Summary remits of these committees are set out below and full terms of reference are available on the Company’s website at www.ici.com and in paper form from the Company Secretariat on request.

Nomination Committee
The Nomination Committee comprises the independent Non-Executive Directors under the chairmanship of Mr Ellwood and is responsible for proposing new appointments of Directors to the Board.

Lord Butler, in his capacity as the Company’s Senior Independent Director, promotes discussion at appropriate times about the

Company Chairmanship and succession arrangements. The Chairman does not participate in these discussions.

Remuneration Committee
The Remuneration Committee recommends to the Board the remuneration policies for Executive Directors, the Chairman and the most senior management of the Company. It also determines the remuneration of these executives.

The Committee comprises the independent Non-Executive Directors under the chairmanship of Mr R N Haythornthwaite.

The Remuneration Report on pages 14 to 15 includes details of remuneration policy and practices, and on the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control.

The Committee comprises the independent Non-Executive Directors under the chairmanship of Mr J T Gorman.

Audit and internal control
In accordance with the Turnbull Guidance on internal control, the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2003 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee which reports its findings for consideration by the Board.

Shareholder views
Responsibility for ensuring that there is effective communication with investors rests with the Chairman who regularly makes himself available to meet major shareholders. On a day to day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer. The Senior Independent Director and other members of the Board are, however, available to meet major investors on request.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors.

Board effectiveness
All new Directors receive a formal induction tailored to their particular needs.

Executive Directors’ performance is appraised at least annually by the Chief Executive who consults the Chairman for feedback from the NEDs.

With effect from 2004 the Chairman will be meeting each NED at least once a year on a one to one basis for a formal performance evaluation discussion.

The Board conducts periodic reviews of its effectiveness and the effectiveness of its principal committees. Historically these have been undertaken internally but in 2004 a formal externally facilitated review will take place.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002 as it applies to foreign issuers. The Company has taken action to be compliant with those rules that have already become effective.

Principles of business conduct
ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group. The Code is published on the Company’s website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Communications with shareholders
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts is available by election or on request. At the half year, an interim report is sent to shareholders and the quarterly results are published via the London Stock Exchange and the New York Stock Exchange and by press release.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman or to leave written questions for response by the Company. There is regular dialogue with individual institutional shareholders as well as presentations to analysts after the quarterly results. The Company’s website (www.ici.com) provides financial and other information about ICI.

Copies of the full Corporate Governance report can be found in the Annual Report and Accounts 2003 and on the Company’s web site at www.ici.com.

ICI ANNUAL REVIEW 2003	13

Back to Contents

summary remuneration report

The following is a summary of the full Remuneration Report that is contained on pages 38 to 48 in the ICI 2003 Annual Report and Accounts. The full Report can be found on the Company’s website (www.ici.com) or copies may be obtained on request from the Company Secretariat as noted on page 17.

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available at those organisations with whom ICI competes for talent.

To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders, and reward the creation of long-term value within a framework which enables risk to be assessed and managed.

•	There should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package.

•	The total package for on-target performance should be fully competitive in the relevant market.

•	There should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

Reward components

Base salary
The base salary for each Executive Director is reviewed against the market median for similar positions in large, international companies in the relevant national market. Individual salaries are reviewed each year and adjusted where necessary to recognise the individual’s role, performance and experience, as well as developments in the external market.

Annual Incentive Plan
The Annual Incentive Plan motivates Executive Directors towards achievement of the annual financial and strategic goals of ICI and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes, so providing alignment between critical annual business targets and reward. The targets are approved by the Remuneration Committee.

The target bonus opportunity for 2004 will be 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. Targets for 2004 are focused on the delivery of profit, cash flow and key strategic objectives. The Remuneration Committee retains discretion when determining final awards to take into account broader Company performance as well as the specific targets.

Long-term incentives
ICI’s long-term incentives focus Executive Directors on sustainable longer-term business performance and strengthen the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan. Together, these plans are designed to deliver competitive rewards, for improved and sustainable long-term financial performance.

The PGP makes conditional awards of ICI shares to Executive Directors that are linked to performance over a fixed three-year period measured as follows:

•	for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSRs of a group of competitor and comparable organisations. TSR is the change in share price plus reinvested dividends;

•	for the other Executive Directors, 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax, less a charge for the use of capital. The other 50% of their award will be based on the TSR performance of the Company relative to the Peer Group;

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The maximum conditional award to be made in 2004 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position three or higher out of the seventeen companies in the Peer Group. For achieving median TSR performance (position nine out of seventeen), 40% of this maximum award will be paid. Awards are pro-rated between positions nine and three. No award will be paid for below median performance. The Economic Profit targets for each Business are designed to be as demanding as the TSR measure.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

A new executive share option plan (the Plan) will be recommended for approval by shareholders at the 2004 Annual General Meeting (AGM). Full details of this plan are contained in the 2004 Chairman’s letter to shareholders. Subject to approval, the Plan will allow for option grants made in 2004 to become exercisable provided that a challenging performance condition is met. The performance will be tested in 2006, and if threshold level is not achieved, no further testing will take place in subsequent years and the options will lapse.

It is intended, subject to shareholder approval at the 2004 AGM, to make option grants to Executive Directors shortly after that meeting. Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised will be either bought in the market or provided by a new issue of shares.

Retirement and other benefits
The nature and scale of benefits are positioned around the median of the relevant national market. The major element is the retirement benefit. Except where “defined benefit” plans already exist for current Executive Directors, retirement benefits are provided on a “defined contribution” basis so that the costs to ICI will be stable and predictable. Where possible, plans enable executives to make their own contributions in addition to those made by ICI. It is ICI’s policy, where this is in line with local practice, to fund retirement benefit liabilities.

Performance graph

Five-year cumulative
Total Shareholder Return:
ICI and FTSE 100 Indices
1 January 1999 = 100

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

14	ICI ANNUAL REVIEW 2003

Back to Contents

Compensation for loss of office
Dr B R O’Neill and Mr P J Drechsler resigned as Executive Directors of the Company on 8 April 2003 and 24 March 2003, respectively. Both were on contracts terminable on 12 months’ notice, and with no express provisions for compensation payable upon early termination.

Departure terms were agreed that include phased payments, with associated mitigation, in compliance with ICI’s remuneration policy. These terms are considered consistent with current best market practice. Further details are contained in the full Remuneration Report that is available on request – see across.

Remuneration Committee – role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive

Directors and the most senior management of the Company.

The Committee is comprised exclusively of independent Non-Executive Directors of the Company. The constitution and operation of the Committee comply with The Combined Code on Corporate Governance appended to the Financial Services Authority Listing Rules.

Chairman and Non-Executive Directors
The remuneration policy for the Chairman is determined by the Remuneration Committee. The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. The Chairman and Non-Executive Directors are not eligible to participate in incentive plans.

Directors’ service agreements and letters of engagement
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

Directors’ share interests
Full details of Directors’ share interests, share options and other share-based awards are contained in the full Remuneration Report that is available on request – see below.

Full Remuneration Report
The full Remuneration Report can be found on the Company’s website (www.ici.com) and paper copies may be obtained, on request, from the Company Secretariat as noted on page 17.

Directors’ emoluments
(audited)

		Base salary and fees (note 1)	Annual incentive payments (note 2)	Benefits and other emoluments	Compensation for loss of office (note 3)	Total		Defined benefit pension plans		Defined contribution pension plans

								Accrued pension (note 4)	Transfer value of accrued pension (note 5)	Cont- ributions

								31 Dec	31 Dec
		2003	2003	2003	2003	2003	2002	2003	2003	2003
	notes	£000	£000	£000	£000	£000	£000	£000	£000	£000

Lord Trotman	6	200				200	200

P B Ellwood	1,6	51				51

Dr J D G McAdam	1,6,7	522	252	18		792	632	362	5,276

D C M Hamill	1,6	25		6		31				2

W H Powell		435	97	16		548	760	299	4,051	15

T A Scott	7	355	139	22		516	563	143	1,032

A Baan		30				30	30

Lord Butler		40				40	38

J T Gorman		40				40	40

R N Haythornthwaite		40				40	40

Directors who resigned during 2003

Dr B R O’Neill	1,6,7	178		12	645	835	1,015	8	99	46

P J Drechsler	1,6,7	79		8	342	429	422	144	1,204

Total		1,995	488	82	987	3,552	3,740

(1)	Salaries for Executive Directors were reviewed with effect from 1 January 2003 and the figures shown for 2003 include increases paid from 4% to 10%. In addition, Dr J D G McAdam received an increase on his promotion to the role of ICI Chief Executive. For 2003 the figures reported are the annual base salary or fee in payment at 31 December 2003 except in respect of Dr J D G McAdam whose annual base salary at that date was £600,000, Mr P B Ellwood whose annual fee at that date was £100,000, and Mr D C M Hamill whose annual base salary was £390,000. For Dr B R O’Neill and Mr P J Drechsler the figures relate to the part year prior to their resignations.

(2)	The annual bonus opportunity available to Executive Directors for 2003 for achievement of on-target performance was 50% of base salary with a maximum opportunity of 100% of base salary for significant over-achievement. During 2003, bonus targets focused on the delivery of Economic Profit, cash generation and the achievement of key strategic objectives. Bonus payments for 2003 performance are shown in the table above. Further detail on performance achieved is contained in the full Remuneration Report that is available on request.

(3)	Includes all amounts paid or payable at 31 December 2003. Subject to mitigation, future payments may be required to be made to Dr B R O’Neill amounting to £296,000 and to Mr P J Drechsler amounting to £100,000.

(4)	Accrued pension payable at normal retirement age or date of retirement.

(5)	A transfer value is the present value lump sum equivalent to the accrued pension benefit.

(6)	Mr P J Drechsler and Dr B R O’Neill resigned as Executive Directors on 24 March 2003 and 8 April 2003 respectively. Dr J D G McAdam was appointed as Chief Executive on 9 April 2003, Mr P B Ellwood was appointed as a Non-Executive Director and Deputy Chairman on 27 June 2003 and Mr D C M Hamill was appointed as an Executive Director on 8 December 2003. Lord Trotman retired on 31 December 2003 and Mr Ellwood was appointed Chairman with effect from 1 January 2004. All amounts reported for these individuals are in respect of the part of the year for which they were employed as Directors.

(7)	On 24 February 2003 the Company provided matched shares under the Bonus Conversion plan to the following executives in respect of their 1999 annual bonus: Dr J D G McAdam 28,024 matching shares, with a market value of £43,998 (2002 nil); Dr B R O’Neill 51,043 matching shares with a market value of £80,138 (2002 nil); Mr P J Drechsler 25,447 matching shares with a market value of £39,952 (2002 9,450 shares with a market value of £29,200); and Mr T A Scott 8,340 matching shares with a market value of £13,094 (2002 4,621 shares with a market value of £14,279).

(8)	No gains were realised on the exercise of share options during 2003 (2002 nil). During 2003 Dr J D G McAdam received shares under the Performance Growth Plan in respect of performance of the ICI Paints business to the value of £43,792 (2002 £33,779).

ICI ANNUAL REVIEW 2003	15

Back to Contents

summary financial statement

summary group profit and loss account

for the year ended 31 December 2003

2003	2002

Continuing	Discontinued	Continuing	Discontinued
operations	operations	Total	operations	operations	Total

notes	Before exceptional items £m	Exceptional items £m	£m	£m	Before exceptional items £m	Exceptional items £m	£m	£m

Turnover	2	5,849	–	5,849	6,125	–	6,125

Operating profit (loss)	2	394	(200)	–	194	496	–	–	496

After deducting goodwill amortisation	(36)	–	–	(36)	(37)	–	–	(37)

Share of operating profits less losses of associates	2	–	–	2	18	–	–	18

396	(200)	–	196	514	–	–	514

Profits less losses on sale or closure of operations	41	(9)	32	40	10	50

Profits less losses on disposals of fixed assets	5	–	5	3	–	3

Amounts written off investments	(57)	–	(57)	(99)	–	(99)

Profit (loss) before interest	2	396	(211)	(9)	176	514	(56)	10	468

Net interest (payable) receivable

Group	(92)	–	–	(92)	(123)	–	–	(123)

Associates	1	–	–	1	(28)	–	–	(28)

(91)	–	–	(91)	(151)	–	–	(151)

Profit (loss) before taxation	305	(211)	(9)	85	363	(56)	10	317

Taxation	(99)	52	6	(41)	(115)	1	3	(111)

Profit (loss) after taxation	206	(159)	(3)	44	248	(55)	13	206

Attributable to minorities	(23)	(1)	–	(24)	(21)	(6)	–	(27)

Profit (loss) for the year	183	(160)	(3)	20	227	(61)	13	179

Dividends	3	(74)	(88)

Profit (loss) retained for the year	(54)	91

Earnings (loss) per £1 Ordinary Share

After amortisation of goodwill & exceptional items	15.5	p	(13.5	)p	(0.3	)p	1.7	p	20.4	p	(5.5	)p	1.2	p	16.1	p

Before amortisation of goodwill & exceptional items	18.5	p	23.7	p

Note: Directors’ remuneration is set out in the Summary remuneration report on pages 14 and 15.

summary group cash flow

for the year ended 31 December 2003

	2003	2002
	£m	£m

Net cash inflow from operating activities	539	623

Interest payments and dividends to minorities, less dividend income	(96)	(185)

Taxation	(37)	(35)

Capital expenditure and financial investment	(138)	(184)

	268	219

Acquisitions	(20)	(54)

Disposals	104	290

Dividends paid	(86)	(106)

Cash inflow before use of liquid resources and financing	266	349

Management of liquid resources	(194)	(13)

Financing	(84)	(344)

(Decrease) in cash	(12)	(8)

16	ICI ANNUAL REVIEW 2003

Back to Contents

summary group balance sheet

as at 31 December 2003

		2003	2002
			(as restated
			note 1)
	notes	£m	£m

Assets employed

Fixed assets		2,383	2,568

Current assets		2,825	2,898

Total assets		5,208	5,466

Creditors due within one year		(2,226)	(2,418)

Net current assets		599	480

Total assets less current liabilities	2	2,982	3,048

Financed by

Creditors due after more than one year		1,371	1,395

Provisions for liabilities and charges		1,092	1,121

Minority interests – equity		69	69

Shareholders’ funds – equity

Called-up share capital		1,191	1,191

Reserves		(741)	(728)

Total shareholders’ funds	4	450	463

		2,982	3,048

This Summary Financial Statement was approved by the Directors on 11 February 2004 and signed on their behalf by:

P B Ellwood CBE Director

T A Scott Director

statement of the independent auditor

to the members of Imperial Chemical Industries PLC pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 5 to 7, and 16 to 19.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report and its compliance with the relevant requirements of Section 251 of the

Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full Annual Accounts describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report of Imperial Chemical Industries PLC for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

11 February 2004

summary financial statement

The Summary Financial Statement in this Annual Review does not contain sufficient information to allow as full an understanding of the results of the Group and of the state of affairs of the Company or of the Group and of their policies and arrangements concerning Directors’ remuneration, as would be provided in the full Annual Report and Accounts.

For further information, the full Annual Accounts, the Auditor’s Report on those accounts and the Directors’ Report should be consulted. Copies of the Annual Report and Accounts may be obtained free of charge from:

Company Secretariat
Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN

ICI ANNUAL REVIEW 2003	17

Back to Contents

summary financial statement

notes relating to the summary financial statements

1	Basis of presentation
Continuing and discontinued operations

Trading results have been analysed between the Group’s continuing operations and discontinued operations.

New Accounting Standards: UITF 38 Accounting for ESOP Trusts
UITF 38 has been adopted for the first time in these financial statements. Where applicable, the financial statements of prior periods have been restated. This has resulted in a decrease in shareholders’ funds at 31 December 2002 of £36m (31 December 2001 – decrease £30m).

2	Segment information
	Turnover		Profit before taxation exceptional items and goodwill amortisation		Profit before interest and taxation after exceptional items and goodwill amortisation*		Total assets less current liabilities†

	2003	2002	2003	2002	2003	2002	2003	2002
								(as restated
								note 1)
	£m	£m	£m	£m	£m	£m	£m	£m

Classes of business

Continuing operations

National Starch	1,866	1,841	199	224	108	206	1,317	1,441

Quest	691	716	45	82	15	75	437	447

Performance Specialties	669	804	8	49	(30)	152	431	459

Paints	2,163	2,182	203	188	136	171	835	864

Regional and Industrial	481	615	(25)	(10)	11	(65)	239	297

Inter-class eliminations	(21)	(33)

	5,849	6,125	430	533	240	539	3,259	3,508

Discontinued operations	–	–	–	–	(9)	10	–	–

Associate

Share of profits less losses			2	18	2	18

Interest (payable) receivable			1	(28)

Group net interest payable			(92)	(123)

Amounts written off investments					(57)	(99)

Net operating assets							3,259	3,508

Net non-operating liabilities							(277)	(460)

	5,849	6,125	341	400	176	468	2,982	3,048

					*Goodwill amortisation included in the above results
							†Goodwill included above

					2003	2002	2003	2002
					£m	£m	£m	£m

Goodwill

National Starch					17	18	237	266

Quest					1	1	17	19

Performance Specialties					1	1	12	14

Paints					17	17	252	260

Regional and Industrial					–	–	14	15

					36	37	532	574

18	ICI ANNUAL REVIEW 2003

Back to Contents

2	Segment information (continued)

		Turnover by		Net
		customer		operating
		location		assets

		2003	2002	2003	2002
		£m	£m	£m	£m

Geographic areas

Continuing operations

	United Kingdom	681	825	850	912

	Continental Europe	1,300	1,306	670	690

	USA	1,803	1,992	995	1,029

	Other Americas	625	622	198	250

	Asia Pacific	1,324	1,265	533	615

	Other countries	116	115	13	12

		5,849	6,125	3,259	3,508

3	Dividends
		2003	2002	2003	2002
		pence per	pence per
		£1 Ordinary	£1 Ordinary
		Share	Share	£m	£m

First interim, paid 3 October 2003		2.75	3.00	32	36

Second interim, payable 16 April 2004		3.50	4.50	42	52

		6.25	7.50	74	88

4	Movements in equity shareholders’ funds during the year

	2003	2002
		(as restated)
		note 1)
	£m	£m

Shareholders’ funds at beginning of the year*	463	(394)

Movements in funds during the year

Profit (loss) retained for the year	(54)	91

Goodwill movement	27	22

Other recognised losses in the year	9	(57)

Issue of ICI Ordinary Shares	–	807

Movement in respect of own shares	5	(6)

	(13)	857

Shareholders’ funds at end of the year	450	463

* Originally £499m (2002 £(364)m) restated for prior year adjustment of £(36)m (2002 £(30)m) – note 1.

5	Auditor’s Report
The Auditor’s Report on the full accounts for the year ended 31 December 2003 was unqualified and did not include a statement under Sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

ICI ANNUAL REVIEW 2003	19

Back to Contents

shareholder information

Quarterly results
Unaudited trading results of the ICI Group for 2004 are expected to be announced as follows:

First quarter	29 April 2004
Half year	29 July 2004
Nine months	28 October 2004
Full year	10 February 2005

Dividend payments
A second interim dividend for the year 2003, which the Annual General Meeting will be asked to confirm, is payable on 16 April 2004 to Ordinary shareholders registered in the books of the Company on 5 March 2004. Dividends are normally paid as follows:

First interim: announced with the Half year results and paid in early October; Second interim: announced with the Full year results and paid in mid- to late April.

Analysis of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2003:

By size of account Size of holding	Number of Ordinary shareholders’ accounts	Number of shares (millions)%

1-250	69,144	8	1
251-500	35,975	13	1
501-1,000	29,677	22	2
1,001-5,000	25,835	51	4
5,001-10,000	1,548	11	1
10,001-50,000	851	18	1
50,001-1,000,000	527	130	11
Over 1,000,000	158	938	79

All holdings	163,715	1,191	100

By category			%

UK
Pension funds			18
Life assurance			13
Mutual funds			7
Individuals			15
Others			7

			60

Overseas			40

			100

In addition to the number of registered shareholders shown, there are approximately 17,000 holders of American Depositary Receipts (ADRs). The ADRs, each of which evidences one American Depositary Share (ADS) which represents four Ordinary Shares, are issued by JPMorgan Chase Bank.

Set out below is information regarding interests in the Company’s Ordinary Shares appearing, as at 9 February 2004, in the Register of Interests in Shares maintained by the Company:

Identity of Group	Amount owned (number of shares) millions	Per cent of class

Barclays PLC	112.5	9.45

JPMorgan Chase Bank*	107.4	9.01

Brandes Investment
Partners LLC	102.0	8.56

Artisan Partners LP	82.0	6.89

Standard Life Investments Ltd	44.7	3.75

Legal & General Investment
Management Ltd	44.3	3.72

* This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence American Depositary Shares.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

Stock Exchange listings and US filings
ICI Ordinary Shares are listed on the London Stock Exchange and in the form of ADSs on the New York Stock Exchange.

The Company from time to time files reports with the United States Securities and Exchange Commission. Reports filed since 4 November 2002 can be viewed online at www.sec.gov. A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of:

Imperial Chemical Industries PLC, 20 Manchester Square, London W1U 3AN.

Capital Gains Tax
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for this purpose was 309p.

ICI and Zeneca demerged on 1 June 1993. The base cost of shares held pre-demerger is split between the post-demerger ICI shares and the Zeneca shares. Post-demerger ICI shares inherit a base cost of 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains, the issue of new ICI Ordinary Shares under the Rights Issue, in February 2002, is regarded as a reorganisation of the share capital of ICI.

Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers.

Annual Report and Accounts
Any shareholder who received only the Annual Review this year will continue to do so in future years. To receive the full Annual Report and Accounts shareholders should write to the Company Secretariat at the Registered Office.

Registrar and Transfer Office Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Low-cost share dealing service
The Share Centre Limited provides a simple share dealing service which allows existing and potential shareholders to purchase or sell ICI Ordinary Shares at an attractive commission rate.

Further information can be obtained from: The Share Centre Limited PO Box 2000 Aylesbury Bucks HP21 8ZB Telephone: 01296 414144

ADR Depositary JPMorgan Chase Bank is Depositary for ICI’s American Depositary Receipts.

Shareholder enquiries may be directed to:

JPMorgan Chase Bank ADR Service Centre PO Box 43013 Providence, RI 02940–3013 USA Telephone: (781) 575 4328

Annual General Meeting The Notice convening the Company’s Annual General Meeting in 2004 is set out on pages 4 to 6 of the Chairman’s letter to shareholders dated 9 March 2004.

20	ICI ANNUAL REVIEW 2003

Back to Contents

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Glidden, National Starch, Permabond, Quest and Uniqema are all trademarks of the ICI Group of companies.

Still Jennifer Lopez and Glow are non-ICI trademarks.

Certain statements provided in this Annual Review may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by ICI’s indebtedness and resulting leverage, a credit rating downgrade by the ratings agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the Company’s filings with the United States Securities and Exchange Commission including its reports on Form 6-K. Accordingly readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at their respective dates.

Auditor:
KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

Registered Office:
20 Manchester Square
London
W1U 3AN
Telephone: +44(0)20 7009 5000

DESIGN: www.corporateedge.com
PRINTED IN ENGLAND: St Ives Westerham Press

Back to Contents